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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. 38)*


                           Canal Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    91301416
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                      Asher B. Edelman, 717 Fifth Avenue,
                            New York, New York 10022
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 20, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913014106                 SCHEDULE 13D              Page 2 of 13 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Asher B. Edelman


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       NA


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [x ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              United States




--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            51,400 (including options on 20,000 shares)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             405,250
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             51,400 (including options on 20,000 shares)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       405,250

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       456,650 (including options on 20,000 shares)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       See Item 5

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 913014106                 SCHEDULE 13D              Page 3 of 13 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Regina M. Edelman


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       NA


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              Brazil




--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            145,050
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             145,050
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       145,050

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                 SCHEDULE 13D              Page 4 of 13 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       A.B. Edelman Limited Partnership


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       NA


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware




--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,017,120
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,017,120
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,017,120

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       23.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                 SCHEDULE 13D              Page 5 of 13 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Felicitas Partners, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       NA


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware




--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            3,399
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             3,399
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,399

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than 0.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                 SCHEDULE 13D              Page 6 of 13 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Aile Blanche, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       NA


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware




--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            8,400
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             8,400
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,400

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                 SCHEDULE 13D              Page 7 of 13 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Canal Capital Corporation Retirement Plan


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       NA


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              New York




--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            26,620
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             26,620
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       26,620

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.6%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       EP


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                 SCHEDULE 13D              Page 8 of 13 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edelman Value Fund Ltd.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              British Virgin Islands




--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             385,250
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       385,250

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       385,250

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                 SCHEDULE 13D              Page 9 of 13 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edelman Value Partners L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware




--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             20,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       20,000

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       20,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106


         Items 2, 3, 5 and 7 of the Schedule 13D, dated June 1, 1984, relating to the Common Stock, par value $0.01 per share, of Canal Capital Corporation, as amended, (the "Schedule 13D"), are hereby amended by adding thereto the information set forth below. The terms defined in the Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 2.  Identity and Background
         -----------------------

         Item 2 is hereby supplemented by the addition of the following:

         (a) This statement is also filed on behalf of Edelman Value Partners, L.P. , a limited partnership governed by laws of the State of Delaware (the "Value Partners"), with respect to ownership by the Value Partners of shares of Common Stock. The general partner of Value Partners is A.B. Edelman Management Company, Inc., of which Mr. Asher B. Edelman is sole stockholder and an officer and director.

         (b) The principal business address of Value Partners is 717 Fifth Avenue, New York, New York 10022.

         (c)  The  principal   business  of  Value  Partners  is  an  investment
partnership.

         (d) Value Partners has not, during the past five years, been convicted in a criminal proceeding.

         (e) Value Partners has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. convicted in a criminal proceeding.

         (f) Value Partners is organized under the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 is hereby supplemented by the addition of the following:

         The 20,000 shares of the Common Stock purchased by Edelman Value Fund Ltd. (the "Fund") since the date of the last preceding Amendment to this
Schedule 13D, at an aggregate cost of approximately $7,775 (including commissions), were purchased with the Fund's working capital.

         The 30,000 shares purchased by Value Partners at an aggregate cost of $4,175 (including commissions) were purchased with the Value Partner's working capital at an aggregate cost of $4,175 (including commissions).

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5(a) is hereby supplemented by the addition of the following:


                              10 of 13 Pages

CUSIP No. 913014106


         (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 4,326,929 shares outstanding, which is the number of shares outstanding at August 31, 1998, as reported in the Company's Form 10-Q for the fiscal quarter ended July 31, 1998 as filed with the Securities and Exchange Commission.

         As of the date hereof:

         (i) Edelman Limited Partnership owns 1,017,120 shares of the Common Stock, constituting approximately 23.5% of the shares outstanding.

         (ii) Mr. Edelman owns directly 31,400 shares of the Common Stock and holds exercisable options on 20,000 shares of the Common Stock, totaling 51,400 shares of the Common Stock. Such shares constitute approximately 1.2% of the shares outstanding (based upon the 4,346,929 shares which would be outstanding upon the exercise of such options). By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the shares owned by the Fund, Edelman Limited Partnership, Value Partners, The Canal Capital Retirement Plan, The Edelman Family Partnership, L.P., Aile Blanche, Regina M. Edelman, Felicitas and the Custodian Accounts, which, when aggregated with the shares owned by Mr. Edelman, total 2,436,075 shares (including options on 20,000 shares), constituting approximately 56.3% of the shares outstanding (based upon the 4,346,929 shares which would be outstanding upon the exercise of such options).

         (iii) Regina M. Edelman owns 145,050 shares of the Common Stock, constituting approximately 3.3% of the shares outstanding.

         (iv) Aile Blanche owns 8,400 shares of the Common Stock, constituting approximately 0.2% of the shares outstanding.

         (v) Felicitas owns 3,399 shares of the Common Stock, constituting less than 0.1% of the shares outstanding.

         (vi) The Retirement Plan owns 26,620 shares of the Common Stock, constituting approximately 0.6% of the shares outstanding.

         (vii) The Fund owns 385,250 shares of the Common Stock, constituting approximately 8.9% of the shares outstanding.

         (viii)  Value   Partners  own  20,000   shares  of  the  Common  Stock,
constituting approximately 0.5% of the shares outstanding.

         (ix) The Custodian Accounts own 188,650 shares of the Common Stock, constituting approximately 4.4% of the shares outstanding.

         (x) The Edelman Family Partnership, L.P. owns 590,186 shares of Common Stock, constituting 13.6% of the shares outstanding.

         (xi) Certain other persons related to or affiliated with Mr. Edelman own the following amounts of Common Stock: (A) Penelope C. Edelman owns 39,865 shares of Common Stock,

                              11 of 13 Pages

CUSIP No. 913014106


constituting approximately 0.9% of the shares outstanding; (B) three UGMA Accounts for the benefit of children of Mr. Edelman, of which Penelope C. Edelman is custodian, own a total of 12,010 shares of Common Stock, constituting approximately 3.0% of the shares outstanding; and (C) Mildred Ash owns 236,000 shares of Common Stock, constituting approximately 5.5% of the shares outstanding. Mr. Edelman expressly disclaims beneficial ownership of the foregoing shares of Common Stock.

         (x) To the best knowledge of the reporting persons, certain directors and officers of the reporting persons and other affiliated persons own the following amounts of Common Stock (based upon information reported by the Company or such individuals in public filings): (A) Irving Garfinkel, an officer of Edelman Management and Aile Blanche, a director of Datapoint, and a general partner of the Edelman Family Partnership, L.P., owns 11,210 shares of Common Stock, constituting approximately 0.2% of the shares outstanding; and (B) Gerald
N. Agranoff, an officer of Edelman Management, and a general partner of the Edelman Family Partnership, L.P., holds exercisable options on 25,000 shares of Common Stock, which constitute approximately 0.6% of the shares outstanding (based upon the 4,351,929 shares which would be outstanding upon the exercise of such options).

         Item 5(b) is hereby supplemented by the addition of the following:

         (a) Value Partners has shared power to vote and dispose of the shares owned by it. The power to vote and dispose of such shares is exercisable by A.B. Edelman Management Company, Inc., a corporation controlled by Mr. Edelman and of which Mr. Edelman is sole stockholder and an officer and director.

         Item 5(c) is hereby supplemented by the addition of the following:

         (a) On January 30, 1998, the Fund purchased 20,000 shares of Common Stock through a broker for a price of $0.25 per share. On February 13, 1998, the Fund purchased 10,000 shares of Common Stock through a broker for a price of $0.27 per share.

         (b) On October 10, 1998, Value Partners purchased 20,000 shares of Common Stock through a broker for a price of $0.2075 per share.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit I - Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

                                 12 of 13 Pages

CUSIP No. 913014106


                                    Signature

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 1998

                                            /S/ ASHER B. EDELMAN
                                            ------------------------------------
                                            Asher B. Edelman, individually, as a
                                            general  partner  of A.  B.  Edelman
                                            Limited     Partnership    and    as
                                            attorney-in-fact  for  each of Canal
                                            Capital Corporation Retirement Plan,
                                            Felicitas  Partners,  L.P.,  Edelman
                                            Value Partners  L.P.,  Edelman Value
                                            Fund Ltd.,  Regina M.  Edelman,  and
                                            Aile Blanche,  Inc., under Powers of
                                            Attorney  previously  filed with the
                                            Securities  and Exchange  Commission
                                            as Exhibits to this Schedule 13D and
                                            amendments thereto.






                                 13 of 13 Pages